LOCKE LIDDELL & SAPP LLP
ATTORNEYS & COUNSELORS

3400 JPMORGAN CHASE TOWER		Phone: (713) 226-1200
600 TRAVIS		Fax: (713) 223-3717
HOUSTON, TX 77002-3095	AUSTIN • DALLAS • HOUSTON • NEW ORLEANS • WASHINGTON D.C.	www.lockeliddell.com

Direct-Number: (713) 226-1496

Direct-Fax: (713) 229-2565

E-mail: dtaylor@lockeliddell.com

October 2, 2006

Via Federal Express and EDGAR

Ms. Jennifer Gowetski

Division of Corporation Finance

Securities & Exchange Commission

100 F. Street NE

Washington, D.C.  20549

Re:                               Analytical Surveys, Inc.
Form S-3, File No. 333-136078
Filed July 27, 2006

Dear Ms. Gowetski:

On behalf of Analytical Surveys, Inc. (“ASI” or the “Company”), this letter responds to the Staff’s comment letter of August 25, 2006, relating to Registration Statement on Form S-3 (File No. 333-136078), which was filed with the Commission by the Company on July 27, 2006 (the “Registration Statement”).  Where applicable, the responses indicate the additions or revisions that have been included in Amendment No. 1 to the Registration Statement filed with the Commission on October 2, 2006, in response to the Staff’s August 25, 2006 letter and are numbered to correspond to the numbers assigned in the Staff’s letter.  Capitalized terms used but not defined herein have the meanings that are in the Registration Statement.  A marked copy of Amendment No. 1 to the Registration Statement (reflecting changes from the Registration Statement) has been provided supplementally with this response.

We respectfully request that the appropriate members of the Staff review the Registration Statement and our responses as reflected in this letter at their earliest convenience and advise us as to further comments, if any, as soon as possible.

General

1.                                       We note your disclosure in the footnote to the fee table that references the Annual Meeting scheduled to take place on August 17, 2006.  We further note the reference in the prospectus to the Annual Meeting scheduled to take place on August 29, 2006.  Please reconcile your disclosure throughout the prospectus, including the footnote to the fee table.

Response:             The Company is no longer seeking to register the shares referenced in the Main Table, except for the 752,072 shares issuable upon exercise of the Class E Warrants.  Accordingly, the references to shareholder approval and the annual meeting have been deleted throughout the Registration Statement.

2.                                       We note that among the 9,633,220 shares of common stock that you are registering, 8,881,148 are issuable only if approval of the issuance of such shares upon conversion of certain notes and exercise of certain warrants is given by the shareholders at the Annual Meeting scheduled to take place on August 29, 2006.  We further note the legal opinion filed as exhibit 5.1.  Please tell us how counsel can provide an opinion regarding the legality of the securities being registered when the shareholders have not yet approved  the issuance of 8,881,148 shares.

Response:  The Company is no longer seeking to register the 8,881,148 shares of common stock that were issuable only if approval of such issuance was given by shareholders at the Annual Meeting that took place on August 29, 2006.  The Company’s shareholders did not approve such issuances. Consequently, Amendment No. 1 to Registration Statement seeks to register the 752,072 shares of common stock issuable upon exercise of the Class E Warrants, and Exhibit 5.1 opines to the legality of only those shares being registered.

3.                                       Please provide an analysis comparing the proceeds to the issuer from the private placement against:

•                  all payments (whether in cash or securities, including securities underlying warrants or options) to be made to the investors, any affiliate of the investors, or any person with whom the investors have a contractual relationship regarding this transaction, including any payments to finders or placement agents; and

•                  the dollar value of the securities that are registered for resale.

Response:  Pursuant to discussions with the Staff, the Company has been asked to disclose the amount of common stock currently outstanding and the total of such common stock held by non-affiliates of the Company.  As of September 26, 2006, there are 3,779,256 shares of common stock outstanding, of which 3,771,302 shares are held by non-affiliates of the Company.  The Company is seeking to register under the Registration Statement, 752,072 shares of common stock issuable upon exercise of Class E Warrants, which equals 19.9% of the Company’s total outstanding shares of common stock.

4.                                       Please provide an analysis comparing the number of shares underlying the convertible notes and warrants that are registered for resale to the number of outstanding shares held by persons other than the following:

•                  the investors;

•                  affiliates of the investors;

•                  any person with whom the investor has a contractual relationship regarding the transaction, including any payments made to finders or placement agents; and

•                  affiliates of the issuer

The calculation should not include any securities underlying any outstanding convertible securities, options or warrants.

Response:   Pursuant to discussions with the Staff, the Company has been asked to disclose the amount of common stock currently outstanding and the total of such common stock held by non-affiliates of the Company.  As of September 26, 2006, there are 3,779,256 shares of common stock outstanding, of which 3,771,302 shares are held by non-affiliates of the Company.  The Company is seeking to register under the Registration Statement, 752,072 shares of common stock issuable upon exercise of Class E Warrants, which is 19.9% of the Company’s total outstanding shares of common stock.

The Private Placement, page 3

5.                                       We note your disclosure on page 3 that in exchange for $2 million in cash investment, the company issued to two investors a convertible promissory note in the principal amount of $1.5 million and $.5 million, respectively.  Please revise your disclosure to identify the investors.

Response:  The Company notes the Staff’s comment and has revised the disclosure to identify Longview Fund, L.P. and Alpha Capital AG as the investors.

6.                                       Please expand your disclosure to discuss and quantify any discounts, fees, or expenses associated with the notes.

Response:  Pursuant to the terms of the Note, if the Company’s shareholder did not approve the issuance of an additional 8,881,148 shares of common stock that would be issuable upon conversion of the Notes and exercise of certain warrants, the Investors had the right to accelerate the maturity date of the Note.  On September 19, 2006, the Investors notified the Company of its intent to accelerate the maturity date of the Note to October 19, 2006.  The Company has until October 19, 2006 to pay the principal amount of the Notes together with all accrued and unpaid interest.  Consequently, the Company believes that the disclosure requested by the Staff is no longer relevant to the Registration Statement and  respectfully requests that such disclosure not be required to be made in the Registration Statement.

Selling Shareholders, page 16

7.                                       Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers.  Additionally, tell us if the broker-dealer received the securities as underwriting compensation.  Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Response:  The Company notes the Staff’s comment and has revised the Registration Statement to state that to the Company’s knowledge, neither of the selling shareholders are registered broker-dealers or affiliates of broker-dealers.

8.                                       We note your disclosure that each of the selling shareholders that is affiliated with a registered broker-dealer purchased the shares offered by the prospectus in the ordinary course of business and, at the time of purchase, did not have any plans to dispose of those shares.  If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering.  Your analysis should address the following points:

•                  how long the selling shareholders have held the securities,

•                  the circumstances under which the selling shareholders received the securities,

•                  the selling shareholders’ relationship to the issuer,

•                  the amount of securities involved,

•                  whether the sellers are in the business of underwriting securities, and

•                  whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Response:  The Company notes the Staff’s comment and has revised the Registration Statement to state that to the Company’s knowledge, neither of the selling sharehholders are registered broker-dealers or affiliates of broker-dealers.

Exhibits

9.                                      Please file executed copies of the notes, warrants, and related agreements as exhibits to the registration statement.  We note that you filed the forms of these agreements as exhibits to your Form 8-K dated June 5, 2006.  To the extent the terms of the agreements with the two investors are identical, you need only file a copy of one with a schedule identifying the other document omitted and setting forth the material details in which the omitted document differs.  Refer to Item 601(a)(4) of Regulation S-K.

Response:  The Company notes the Staff’s comment and has provided an executed copy of the Class E Warrant as an exhibit to the Registration Statement.  Because the terms of the two Class E Warrants issued to the two investors are identical, the Company has only filed a copy of the Class E Warrant issued to Longview Fund, L.P., with a note in Item 16 to Exhibit 4.3 identifying the other document as omitted and setting forth the only material difference in the omitted document, the amount of shares for which the Class E Warrant may be exercised.  The Company is no longer seeking to register shares under the Registration Statement that would have been issuable upon conversion of the Notes or exercise of the other warrants had the Company’s shareholders approved such issuances.

Please direct any comments or questions you may have regarding the foregoing to me at (713) 226-1496.

Submitted at the request and on behalf of Analytical Surveys, Inc.

Very truly yours,

/s/ David F. Taylor

David F. Taylor
For the Firm